STATEMENT OF INVESTMENTS

Dreyfus Premier Total Return Advantage Fund

July 31, 2007 (Unaudited)

Bonds and Notes--103.6%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Asset-Backed Ctfs./Auto Receivables--4.6%				
Capital One Auto Finance Trust,				
Ser. 2005-C, Cl. A3	4.61	7/15/10	57,941	57,806
Chase Manhattan Auto Owner Trust,				
Ser. 2003-C, Cl. A4	2.94	6/15/10	47,229	47,018
Daimler Chrysler Auto Trust,				
Ser. 2004-A, Cl. A4	2.58	4/8/09	40,568	40,391
Harley-Davidson Motorcycle Trust,				
Ser. 2004-1, Cl. A2	2.53	11/15/11	58,861	57,503
Honda Auto Receivables Owner				
Trust, Ser. 2005-5, Cl. A4	4.69	2/15/11	140,000	139,153
Household Automotive Trust,				
Ser. 2003-2, Cl. A4	3.02	12/17/10	49,853	49,489
USAA Auto Owner Trust,				
Ser. 2004-3, Cl. A4	3.53	6/15/11	100,000	98,865
WFS Financial Owner Trust,				
Ser. 2004-2, Cl. A4	3.54	11/21/11	62,435	61,869
				552,094
Asset-Backed Ctfs./Credit Cards--3.3%				
Capital One Multi-Asset Execution				
Trust, Ser. 2005-A2, Cl. A2	4.05	2/15/11	100,000	99,216
Chase Issuance Trust,				
Ser. 2005-A10, Cl. A10	4.65	12/17/12	100,000	98,732
Citibank Credit Card Issuance				
Trust, Ser. 2003-A8, Cl. A8	3.50	8/16/10	100,000	98,317
MBNA Master Credit Card Trust,				
Ser. 2000-L, Cl. A	6.50	4/15/10	100,000	100,382
				396,647
Asset-Backed Ctfs./Home Equity Loans--2.5%				
MASTR Asset-Backed Securities				
Trust, Ser. 2005-AB1, Cl. A2	5.05	11/25/35	100,000 a	99,283
Renaissance Home Equity Loan				
Trust, Ser. 2005-2, Cl. AF3	4.50	8/25/35	100,000 a	99,048
Residential Asset Mortgage				
Products, Ser. 2003-RZ4, Cl. A7	4.79	6/25/33	93,276 a	90,254
Specialty Underwriting &				
Residential Finance,				
Ser. 2003-BC4, Cl. A3B	4.79	11/25/34	7,426	6,785
				295,370
Asset-Backed Ctfs./Student Loans--.2%				
College Loan Corporation Trust,				
Stripped Security, Interest				
Only Class, Ser. 2006-1,				
Cl. AIO	10.00	7/25/08	200,000 b	**18,898**
Banks--2.1%				
ABN AMRO Bank,				
Sr. Notes	5.41	4/18/08	50,000 a,c	50,063
Royal Bank of Canada,				
Notes	3.88	5/4/09	100,000	97,909
Wells Fargo,				
Notes	5.40	3/10/08	100,000 a	100,073
				248,045
Commercial Mortgage Pass-Through Ctfs.--4.7%				
GMAC Commercial Mortgage				
Securities, Ser. 2001-C2,				

Cl. A1	6.25	4/15/34	57,101	57,492
J.P. Morgan Chase Commercial Mortgage Securities, Ser. 2005-LDP3, Cl. A4A	4.94	8/15/42	102,000	96,070
J.P. Morgan Chase Commercial Mortgage Securities, Ser. 2005-LDP3, Cl. A3	4.96	8/15/42	75,000	72,522
J.P. Morgan Chase Commercial Mortgage Securities, Ser. 2005-LDP5, Cl. ASB	5.17	12/15/44	100,000 a	97,901
Morgan Stanley Capital I, Ser. 2006-HQ8, Cl. AJ	5.47	3/12/44	65,000 a	63,155
Morgan Stanley Dean Witter Capital I, Ser. 2003-HQ2, Cl. A1	4.18	3/12/35	117,004	111,931
Wachovia Bank Commercial Mortgage Trust, Ser. 2005-C16, Cl. A2	4.38	10/15/41	61,283	59,905
				558,976
Diversified Financial Services--11.7%				
Allstate Life Global Funding Trusts, Notes, Ser. 04-1	4.50	5/29/09	200,000	198,053
Bear Stearns Cos., Sr. Unscd. Notes	5.59	1/31/11	100,000 a	98,623
Boeing Capital, Unscd. Notes	6.50	2/15/12	50,000	52,752
Citigroup, Notes	5.13	5/5/14	150,000	144,947
Citigroup, Notes	5.50	6/9/09	50,000 a	50,135
Credit Suisse USA, Sr. Notes	5.49	12/9/08	50,000 a	50,070
Credit Suisse USA, Notes	5.56	8/15/10	100,000 a	99,982
General Electric Capital, Sr. Unscd. Notes, Ser. A	6.00	6/15/12	200,000	204,415
Household Finance, Sr. Unscd. Notes	4.13	11/16/09	100,000	97,253
JPMorgan Chase & Co., Sr. Unscd. Notes	5.53	1/17/11	100,000 a	99,909
Lehman Brothers Holdings, Notes	5.57	12/23/10	100,000 a	99,824
MBNA, Bonds	5.00	6/15/15	100,000	95,119
Morgan Stanley, Unsub. Bonds	6.75	4/15/11	100,000	103,622
				1,394,704
Electric Utilities--.9%				
SCANA, Notes	6.88	5/15/11	50,000	52,441
Wisconsin Energy, Sr. Notes	5.50	12/1/08	50,000	50,098
				102,539
Foreign/Governmental--.4%				
United Mexican States, Notes	6.63	3/3/15	50,000	**52,500**
Health Care--1.2%				
Abbott Laboratories, Notes	5.60	5/15/11	50,000	50,429
Merck & Co., Notes	4.38	2/15/13	100,000	94,541
				144,970
Oil & Gas--1.3%				

Conoco Funding,				
Gtd. Notes	6.35	10/15/11	100,000	103,612
KeySpan,				
Sr. Unsub. Notes	7.63	11/15/10	50,000	53,423
				157,035
Property & Casualty Insurance--3.3%				
Berkshire Hathaway Finance,				
Gtd. Notes	4.63	10/15/13	100,000	95,844
Hartford Life Global Funding				
Trusts, Notes	5.20	2/15/11	150,000	148,800
Principal Life Income Funding				
Trusts, Notes	5.13	3/1/11	150,000	150,901
				395,545
Residential Mortgage Pass-Through Ctfs.--1.7%				
Credit Suisse Mortgage Capital				
Ctfs., Ser. 2006-C3, Cl. A3	5.83	6/15/38	100,000 a	99,925
Merrill Lynch/Countrywide				
Commercial Mortgage,				
Ser. 2006-2, Cl. A4	5.91	6/12/46	100,000 a	100,416
				200,341
Retail--.9%				
Wal-Mart Stores,				
Sr. Unscd. Notes	6.88	8/10/09	100,000	**103,566**
Technology--.8%				
International Business Machines,				
Unscd. Notes	4.25	9/15/09	50,000	49,123
Oracle,				
Unscd. Notes	5.00	1/15/11	50,000	49,375
				98,498
Telecommunications--2.1%				
BellSouth,				
Sr. Unscd. Notes	6.00	10/15/11	100,000	101,779
Cisco Systems,				
Sr. Unscd. Notes	5.25	2/22/11	100,000	99,577
Motorola,				
Unscd. Notes	7.63	11/15/10	50,000	52,721
				254,077
U.S. Government Agencies/Mortgage-Backed--58.6%				
Federal Home Loan Mortgage Corp.:				
4.50%, 12/1/19			828,506	792,129
5.00%, 11/1/33 - 7/1/35			169,829	161,850
5.50%, 12/1/18 - 10/1/21			690,538	683,659
5.63%, 2/1/37			49,960 a	49,189
5.75%, 2/1/37			95,160 a	95,014
5.96%, 1/1/37			90,206 a	90,747
6.00%, 10/1/19 - 9/1/34			269,903	271,524
6.50%, 8/1/12			104,824	107,126
7.00%, 1/1/36			193,153	198,909
Federal National Mortgage Association:				
4.00%, 3/1/21			92,767	86,177
5.00%, 7/1/19 - 11/1/34			1,437,638	1,374,538
5.50%, 7/1/17 - 8/1/35			952,180	934,991
5.79%, 4/1/37			97,314 a	97,761
6.00%, 8/1/17			150,391	151,553
6.50%, 9/15/29 - 7/1/33			413,834 d	418,765
7.00%, 4/1/32			91,956	95,388
Government National Mortgage Association I:				
5.00%			300,000	285,609
5.50%			700,000	681,730
5.00%, 9/15/33 - 1/15/34			187,917	179,473
Government National Mortgage Association II				

6.00%, 7/20/35			199,572 d	199,351
				6,955,483

U.S. Government Securities--3.3%

U.S. Treasury Bonds

6.25%, 5/15/30			295,000	346,141

U.S. Treasury Notes

4.88%, 7/31/11			40,000	40,425
				386,566

Total Bonds and Notes

(cost $12,403,503)			**12,315,854**

		Principal Amount ($)	Value ($)
Short-Term Investments--.4%			
U.S. Treasury Bills;			
4.59%, 9/20/07			
(cost $49,682)		50,000 e	**49,669**

Other Investment--4.2%		Shares	Value ($)
Registered Investment Company;			
Dreyfus Institutional Preferred			
Plus Money Market Fund			
(cost $502,000)		502,000 f	**502,000**

Total Investments (cost $12,955,185)		**108.2%**	**12,867,523**
Liabilities, Less Cash and Receivables		**(8.2%)**	**(979,277)**
Net Assets		**100.0%**	**11,888,246**

a Variable rate security--interest rate subject to periodic change.

b Notional face amount shown.

c Security exempt from registration under Rule 144A of the Securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. At July 31, 2007, this security amounted to $50,063 or .4% of net assets.

d Purchased on a delayed delivery basis.

e All or partially held by a broker as collateral for open financial futures positions.

f Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF FINANCIAL FUTURES
July 31, 2007 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation (Depreciation) at 7/31/2007 ($)
Financial Futures Long				
Australian 10 Year Bonds	3	256,372	September 2007	5,262
British Long Gilt	2	428,884	September 2007	3,214
Canadian 10 Year Bonds	2	208,045	September 2007	(441)
U.S. Treasury 10 year Notes	5	537,109	September 2007	11,266
U.S. Treasury 30 year Bonds	7	770,438	September 2007	5,803
Financial Futures Short				
U.S. Treasury 2 year Notes	3	(614,813)	September 2007	(3,915)
10 Year Euro-Bond	1	(154,338)	September 2007	(3,480)
Japanese 10 Year Bond	5	(558,728)	September 2007	(4,481)
				13,228

STATEMENT OF INVESTMENTS
Global Alpha Fund
July 31, 2007 (Unaudited)

Common Stocks--31.1%	Shares	Value ($)
Austria--.1%		
Andritz	328	22,332
Erste Bank der Oesterreichischen Sparkassen	645	48,617
IMMOEAST	850 a	11,037
IMMOFINANZ	873 a	10,973
Meinl European Land	661 a	15,419
OMV	687	42,767
Raiffeisen International Bank-Holding	88	13,407
Telekom Austria	1,425	34,656
Verbund-Oesterreichische Elektrizitaetswirtschafts, Cl. A	220	10,761
Voestalpine	227	18,837
Wiener Staedtische Versicherung	168	11,849
Wienerberger	217	15,060
		255,715
Belgium--.1%		
AGFA-Gevaert	488	10,245
Bekaert	140	19,941
Belgacom	679	27,367
Colruyt	60	12,786
Delhaize Group	382	35,692
Dexia	2,157	61,656
Fortis	4,037	160,471
Groupe Bruxelles Lambert	346	42,020
InBev	660	52,901
KBC Groep	609	79,259
Mobistar	137	10,718
Solvay	235	35,695
UCB	446	25,042
Umicore	75	16,941
		590,734
Bermuda--.4%		
Accenture, Cl. A	4,530	190,848
ACE	2,510	144,877
Axis Capital Holdings	630	23,215
Covidien	3,790 a	155,200
Everest Re Group	500	49,125
Ingersoll-Rand, Cl. A	2,390	120,264
Marvell Technology Group	3,840 a	69,120
Nabors Industries	2,310 a	67,544
PartnerRe	460	32,673
RenaissanceRe Holdings	560	32,200
Tyco Electronics	3,790 a	135,757
Tyco International	3,790	179,229
Weatherford International	2,600 a	143,858
XL Capital, Cl. A	1,390	108,225
		1,452,135
Canada--.0%		
Tim Hortons	1,520	**46,922**
Cayman Islands--.0%		
Garmin	920	77,188
Seagate Technology	4,220	99,212
		176,400
Denmark--.1%		
AP Moller - Maersk, Cl. B	5	66,047
Carlsberg, Cl. B	121	15,593
Coloplast, Cl. B	131	10,945

Danisco	134	10,005
Danske Bank	1,527	64,272
DSV	630	14,072
FLSmidth and Co.	195	17,225
GN Store Nord	808 a	9,578
Jyske Bank	174 a	13,813
NKT Holding	197	20,931
Novo Nordisk, Cl. B	795	83,737
Novozymes, Cl. B	140	16,634
Sydbank	270	13,692
Topdanmark	97 a	16,561
TrygVesta	215	17,273
Vestas Wind Systems	823 a	54,551
William Demant Holding	207 a	20,531
		465,460
Finland--.2%		
Amer Sports, Cl. A	532	13,061
Elisa	442	12,563
Fortum	1,473	47,482
Kesko, Cl. B	232	12,355
Kone, Cl. B	229	15,371
Konecranes	541	21,913
Metso	595	37,978
Neste Oil	363	13,011
Nokia	14,422	412,741
Nokian Renkaat	563	18,510
OKO Bank, Cl. A	1,013	17,701
Orion, Cl. B	731	19,290
Outokumpu	334	10,427
Rautaruukki	300	19,775
Sampo, Cl. A	1,595	47,860
Sanoma-WSOY	622	20,000
Stora Enso, Cl. R	2,237	38,236
Tietoenator	413	10,157
UPM-Kymmene	1,771	39,387
Uponor	460	16,881
Wartsila, Cl. B	234	16,415
YIT	458	14,610
		875,724
Greece--.1%		
Alpha Bank	1,387	47,030
Coca-Cola Hellenic Bottling	313	14,035
Cosmote Mobile Communications	414	12,388
EFG Eurobank Ergasias	1,164	41,735
Hellenic Petroleum	1,214	17,705
Hellenic Telecommunications Organization	1,229	37,312
National Bank of Greece	1,467	86,648
OPAP	890	30,809
Piraeus Bank	492	17,687
Public Power	445	13,382
Titan Cement	222	11,431
		330,162
Ireland--.1%		
Allied Irish Banks	3,347	87,626
Bank of Ireland	3,626	68,650
C & C Group	1,849	15,186
CRH	2,042	90,481
DCC	382	11,161
Elan	980 a	17,734
Grafton Group (Units)	791 a	10,889
IAWS Group	694	14,452

Independent News & Media	3,203	14,199
Kerry Group, Cl. A	483	12,830
Kingspan Group	514	12,355
		355,563
Japan--5.2%		
77 Bank	3,000	19,712
Acom	870	30,961
Aderans	800	15,050
Advantest	1,200	46,528
Aeon	4,500	71,877
Aiful	1,150	28,789
Aisin Seiki	1,500	59,111
Ajinomoto	5,000	60,560
All Nippon Airways	8,000	30,149
Alps Electric	2,900	28,637
Amada	3,000	34,944
Aoyama Trading	600	17,199
Asahi Breweries	3,300	46,670
Asahi Glass	6,000	79,978
Asatsu-DK	600	18,769
Ashai Kasei	8,000	56,868
Astellas Pharma	3,900	159,211
Autobacs Seven	500	15,004
Bank of Kyoto	3,000	40,303
Bank of Yokohama	8,000	55,489
Benesse	800	24,824
Bridgestone	4,300	90,281
Canon	8,000	422,914
Casio Computer	2,500	37,845
Central Japan Railway	12	124,038
Chiba Bank	6,000	50,464
Chiyoda	2,000	39,445
Chubu Electric Power	5,100	128,433
Chugai Pharmaceutical	2,300	39,696
Circle K Sunkus	1,100	18,650
Citizen Holdings	3,800	34,958
COMSYS Holdings	3,000	33,064
Credit Saison	1,500	36,535
CSK HOLDINGS	700	22,501
Dai Nippon Printing	4,000	58,907
Daicel Chemical Industries	3,000	20,036
Daido Steel	5,000	36,114
Daifuku	1,000	12,337
Daiichi Sankyo	5,400	150,369
Daikin Industries	1,600	62,094
Daimaru	3,000	33,956
Dainippon Ink and Chemicals	8,000	31,194
Daito Trust Construction	400	19,757
Daiwa House Industry	4,000	52,273
Daiwa Securities Group	9,000	94,899
Denki Kagaku Kogyo	8,000	39,746
Denso	3,400	127,342
Dentsu	18	45,691
Dowa Holdings	3,000	35,670
East Japan Railway	25	184,717
Eisai	1,700	71,348
Electric Power Development	1,100	37,491
Elpida Memory	400 a	17,834
FamilyMart	1,200	31,100
Fanuc	1,200	129,669
Fast Retailing	200	11,303

Fuji Electric Holdings	7,000	28,950
FUJIFILM Holdings	3,600	156,091
Fujikura	5,000	30,736
Fujitsu	13,000	85,743
Fukuoka Financial Group	6,000	38,134
Furukawa Electric	3,000	16,543
Glory	1,100	29,661
Gunma Bank	5,000	33,112
Hankyu Hashin Holdings	9,000	45,219
Haseko	8,500 a	22,530
Hirose Electric	300	36,900
Hitachi	24,000	170,773
Hitachi Construction Machinery	1,200	47,476
Hokkaido Electric Power	1,200	24,679
Hokuhoku Financial Group	5,000	15,704
Honda Motor	11,400	410,009
HOYA	3,100	98,197
Ibiden	1,100	80,115
IHI CORPORATION	6,000	22,930
INPEX Holdings	6	60,302
Isetan	1,900	30,176
Itochu	11,000	137,388
Jafco	600	27,279
Japan Real Estate Investment	5	56,612
Japan Retail Fund Investment	2	16,225
Japan Steel Works	4,000	63,471
Japan Tobacco	33	167,995
JFE Holdings	4,100	280,072
JGC	2,000	41,134
Joyo Bank	5,000	28,960
JS Group	2,400	45,506
JSR	800	20,038
JTEKT	1,700	29,530
Kajima	4,000	16,309
Kaneka	2,000	16,302
Kansai Electric Power	5,700	125,844
Kao	3,000	82,290
Kawasaki Heavy Industries	13,000	57,372
Kawasaki Kisen Kaisha	3,000	40,788
KDDI	18	119,150
Keihin Electric Express Railway	3,000	18,189
Keio	3,000	18,802
Keyence	300	64,215
Kintetsu	16,000	47,324
Kirin Holdings Company,Limited	6,000	84,639
Kobe Steel	19,000	73,554
Kokuyo	1,200	13,210
Komatsu	6,000	189,541
Konami	1,200	27,045
Konica Minolta Holdings	4,000	58,959
Kubota	7,000	58,131
Kuraray	3,000	34,331
Kurita Water Industries	1,600	50,445
Kyocera	1,200	115,438
Kyowa Hakko Kogyo	4,000	40,079
Kyushu Electric Power	2,600	61,475
Leopalace21	600	19,104
Makita	900	41,085
Marubeni	11,000	105,418
Marui Group CO.,LTD	2,700	30,334
Matsumotokiyoshi	900	19,959

Matsushita Electric Industrial	15,000	272,329
Matsushita Electric Works	3,000	37,575
Mediceo Paltac Holdings	1,800	26,405
Meiji Dairies	4,000	23,572
Meitec	600	17,136
Millea Holdings	5,200	204,944
Minebea	5,000	27,038
Mitsubishi	9,800	288,053
Mitsubishi Chemical Holdings	8,000	72,398
Mitsubishi Electric	14,000	149,285
Mitsubishi Estate	9,000	227,560
Mitsubishi Gas Chemical	2,000	17,371
Mitsubishi Heavy Industries	22,000	154,239
Mitsubishi Materials	8,000	51,416
Mitsubishi Rayon	5,000	37,485
Mitsubishi Tanabe Pharma Corporation	3,000	35,097
Mitsubishi UFJ Financial Group	62	658,542
Mitsubishi UFJ Securities	3,000	32,188
Mitsui & Co.	11,000	259,810
Mitsui Chemicals	3,000	23,260
Mitsui Engineering & Shipbuilding	9,000	49,081
Mitsui Fudosan	6,000	156,304
Mitsui Mining & Smelting	6,000	28,756
Mitsui OSK Lines	8,000	124,446
Mitsui Sumitomo Insurance	9,000	103,434
Mitsui Trust Holdings	5,000	44,071
Mitsukoshi	7,000	33,420
Mizuho Financial Group	69	485,114
Murata Manufacturing	1,500	111,585
Namco Bandai Holdings	2,300	35,869
NEC	15,000	73,388
NGK Insulators	3,000	91,231
NGK Spark Plug	2,000	36,188
Nidec	800	52,853
Nikon	2,000	63,834
Nintendo	800	389,782
Nippon Building Fund	4	52,946
Nippon Electric Glass	3,000	46,742
Nippon Express	4,000	21,560
Nippon Light Metal	8,000	20,661
Nippon Meat Packers	3,000	32,377
Nippon Mining Holdings	7,000	70,128
Nippon Oil	8,000	71,691
Nippon Paper Group	9	29,330
Nippon Sheet Glass	4,000	20,991
Nippon Steel	45,000	338,217
Nippon Telegraph & Telephone	39	169,356
Nippon Yusen	7,000	70,076
Nishi-Nippon City Bank	7,000	23,353
Nissan Chemical Industries	3,000	37,404
Nissan Motor	16,100	170,374
Nisshin Steel	8,000	34,844
Nissin Food Products	1,000	30,529
Nitto Denko	1,200	62,715
Nomura Holdings	12,300	233,445
Nomura Real Estate Office Fund	3	27,639
Nomura Research Institute	1,000	31,731
NSK	3,000	28,632
NTN	2,000	16,356
NTT Data	10	41,662
NTT DoCoMo	139	192,003

Obayashi	3,000	15,866
Odakyu Electric Railway	7,000	40,943
OJI Paper	6,000	28,832
OKUMA	2,000	32,539
Olympus	2,000	81,750
Omron	1,900	50,288
Oriental Land	400	20,808
ORIX	660	158,344
Osaka Gas	14,000	47,926
Promise	950	25,502
Rakuten	69	21,084
Resona Holdings	33	70,782
Ricoh	5,000	108,128
Rohm	800	67,514
Ryohin Keikaku	500	29,797
Sankyo	700	27,816
Sanwa Holdings Corporation	3,000	17,820
Sanyo Electric	20,000 a	30,929
Sapporo Hokuyo Holdings	3	32,104
SBI Holdings	86	26,340
Secom	1,500	65,705
Sega Sammy Holdings	700	9,978
Seiko Epson	1,300	37,927
Sekisui Chemical	2,000	15,616
Sekisui House	4,000	49,555
Seven & I Holdings	5,600	156,689
Sharp	7,000	120,477
Shimachu	700	19,795
Shimamura	300	28,968
Shimizu	6,000	35,634
Shin-Etsu Chemical	2,700	198,892
Shinsei Bank	10,000	37,064
Shionogi & Co.	3,000	47,857
Shiseido	3,000	63,633
Shizuoka Bank	5,000	50,071
Showa Denko	5,000	17,451
Showa Shell Sekiyu	2,900	35,753
SMC	300	39,688
Softbank	5,500	115,224
Sojitz	8,300	41,272
Sompo Japan Insurance	6,000	69,425
Sony	7,300	384,266
Stanley Electric	1,600	37,818
SUMCO	900	46,037
Sumitomo	8,000	154,023
Sumitomo Bakelite	5,000	35,627
Sumitomo Chemical	10,000	74,444
Sumitomo Electric Industries	4,500	73,666
Sumitomo Heavy Industries	5,000	61,104
Sumitomo Metal Industries	29,000	167,722
Sumitomo Metal Mining	3,000	72,408
Sumitomo Mitsui Financial Group	44	397,479
Sumitomo Realty & Development	3,000	88,700
Sumitomo Rubber Industries	2,900	34,451
Sumitomo Trust & Banking	9,000	75,949
Suruga Bank	2,000	24,773
Suzuken	900	27,901
T & D Holdings	1,750	113,928
Taiheiyo Cement	5,000	21,239
Taisei	6,000	21,113
Taisho Pharmaceutical	2,000	38,669

Taiyo Nippon Sanso	4,000	35,991
Taiyo Yuden	2,000	43,015
Takara Holdings	3,000	18,419
Takashimaya	1,000	11,240
Takeda Pharmaceutical	6,400	415,759
Takefuji	840	26,007
TDK	900	76,401
Teijin	3,000	16,228
Terumo	1,300	55,110
THK	1,300	30,650
Tobu Railway	7,000	30,510
Tohoku Electric Power	3,200	70,725
Tokai Rika	800	21,173
Tokuyama	1,000	14,533
Tokyo Electric Power	9,100	241,183
Tokyo Electron	1,200	86,110
Tokyo Gas	17,000	73,263
Tokyo Tatemono	3,000	36,223
Tokyu	7,000	43,299
Tokyu Land	2,000	18,679
TonenGeneral Sekiyu	3,000	29,214
Toppan Printing	5,000	53,917
Toray Industries	9,000	71,558
Toshiba	21,000	197,853
Tosoh	6,000	35,573
TOTO	3,000	25,399
Toyo Seikan Kaisha	1,800	31,362
Toyota Industries	1,200	54,111
Toyota Motor	21,000	1,264,269
Toyota Tsusho	1,900	49,434
Trend Micro	1,500	46,018
Ube Industries	10,000	30,028
Uni-Charm	600	32,629
UNY	3,000	31,738
West Japan Railway	12	54,046
Yahoo! Japan	138	42,693
Yakult Honsha	1,100	25,983
Yamada Denki	600	59,754
Yamaha	900	19,472
Yamaha Motor	1,800	50,453
Yamato Holdings	3,000	44,507
Yaskawa Electric	3,000	36,534
Yokogawa Electric	1,200	16,212
Zeon	3,000	31,714
		21,562,739
Luxembourg--.0%		
Oriflame Cosmetics	426	**21,753**
New Zealand--.0%		
Auckland International Airport	7,957	20,291
Fletcher Building	1,669	15,835
Sky City Entertainment Group	3,365	12,581
Telecom of New Zealand	9,351	32,602
		81,309
Norway--.1%		
Acergy	601	16,007
Aker Kvaerner	490	12,476
DNB NOR	2,714	36,029
Frontline	536	24,731
Marine Harvest	17,061 a	21,291
Norsk Hydro	2,371	91,166
Norske Skogindustrier	704	9,886

NYA	2,221		65,284
Orkla	3,455		65,675
Petroleum Geo-Services	534		12,708
Prosafe Se	845		13,137
Schibsted	420		18,424
SeaDrill	706	a	14,220
Storebrand	926		14,031
Telenor	2,586		47,264
TGS-NOPEC Geophysical	935	a	18,159
Yara International	555		14,930
			495,418
Portugal--.0%			
Banco BPI	2,091		19,291
Banco Comercial Portugues, Cl. R	10,256		52,250
Banco Espirito Santo	678		15,871
Brisa-Auto Estradas de Portugal	995		13,546
Energias de Portugal	4,457		25,375
Portugal Telecom	2,072		29,127
Sonae	7,653		22,231
			177,691
Singapore--.1%			
Ascendas Real Estate Investment Trust	7,000		12,501
Capitacommercial Trust	10,000		17,529
CapitaLand	7,000		34,108
CapitaMall Trust	6,000		14,867
City Developments	1,000		9,856
ComfortDelgro	15,000		20,157
DBS Group Holdings	4,000		60,009
Flextronics International	4,700	a	52,499
Fraser & Neave	4,000		13,605
Keppel Corp	6,000		52,317
Keppel Land	3,000		16,322
Oversea-Chinese Banking	9,000		53,320
SembCorp Industries	5,000		18,698
Singapore Airlines	2,000		25,224
Singapore Exchange	3,000		19,114
Singapore Press Holdings	4,000		11,768
Singapore Technologies Engineering	6,000		14,428
Singapore Telecommunications	26,000		59,195
United Overseas Bank	4,000		58,503
Venture	1,000		9,932
			573,952
Sweden--.3%			
Alfa Laval	291		18,313
Assa Abloy, Cl. B	723		15,663
Atlas Copco, Cl.A	1,574		27,044
Atlas Copco, Cl.B	2,066		33,134
Boliden	1,412		32,614
Castellum	863		10,482
Electrolux, Ser. B	614		15,513
Elekta, Cl. B	794		13,134
Eniro	908		11,151
Fabege	900		9,475
Getinge, Cl. B	614		13,561
Hennes & Mauritz, Cl. B	1,529		88,456
Holmen, Cl. B	391		16,457
Husqvarna, Cl. B	838		11,678
Kungsleden	1,026		13,099
Lundin Petroleum	1,092	a	11,609
Modern Times Group, Cl. B	186		11,416
Nobia AB	1,257		15,018

Nordea Bank	6,976	112,106
OMX	881	27,165
Sandvik	3,215	64,707
Securitas, Cl. B	838	12,823
Skandinaviska Enskilda Banken, Cl. A	1,555	53,049
Skanska, Cl. B	1,721	36,890
SKF, Cl.B	1,788	37,671
Ssab Svenskt Stal, Ser. A	534	19,093
Svenska Cellulosa, Cl. B	2,133	37,733
Svenska Handelsbanken, Cl. A	1,682	48,119
Swedish Match	652	12,760
Tele2, Cl. B	887	15,494
Telefonaktiebolaget LM Ericsson, Cl. B	53,031	198,688
TeliaSonera	6,450	48,860
Trelleborg, Cl. B	531	13,401
Volvo, Cl. A	2,280	41,993
Volvo, Cl. B	3,635	66,134
		1,214,503
United Kingdom--.0%		
Willis Group Holdings	1,220	**49,519**
United States--24.3%		
3M	5,350	475,722
Abbott Laboratories	11,830	599,662
Abercrombie & Fitch, Cl. A	680	47,532
Activision	2,240 a	38,326
ADC Telecommunications	540 a	10,092
Adobe Systems	4,520 a	182,110
Advance Auto Parts	850	29,554
Advanced Micro Devices	4,240 a	57,409
AES	5,110 a	100,411
Aetna	3,970	190,837
Affiliated Computer Services, Cl. A	740 a	39,708
Aflac	3,800	198,056
Agilent Technologies	3,170 a	120,936
Air Products & Chemicals	1,690	145,965
Akamai Technologies	1,180 a	40,072
Alcoa	6,670	254,794
Allegheny Technologies	700	73,451
Alliant Energy	930	34,363
Allied Capital	1,230	34,833
Allstate	4,510	239,707
Alltel	2,770	182,681
Altera	2,750	63,800
Altria Group	16,070	1,068,172
Amazon.com	2,390 a	187,710
AMB Property	790	42,091
Ambac Financial Group	820	55,063
Ameren	1,590	76,288
American Capital Strategies	1,250	47,462
American Eagle Outfitters	1,610	39,058
American Electric Power	3,040	132,210
American Express	8,460	495,248
American International Group	16,940	1,087,209
American Standard Cos.	1,390	75,129
American Tower, Cl. A	3,310 a	137,894
Ameriprise Financial	1,690	101,856
AmerisourceBergen	1,460	68,780
Amgen	8,950 a	480,973
Amphenol, Cl. A	1,380	47,278
Amylin Pharmaceuticals	1,050 a	48,836
Anadarko Petroleum	3,360	169,109

Analog Devices	2,570	91,107
Anheuser-Busch Cos.	5,900	287,743
AON	2,150	86,086
Apache	2,540	205,334
Apartment Investment & Management, Cl. A	770	32,533
Apollo Group, Cl. A	1,140 a	67,385
Apple	6,610 a	870,934
Applera - Applied Biosystems Group	1,470	45,893
Applied Materials	10,730	236,489
Aqua America	600	13,128
Arch Coal	1,130	33,776
Archer-Daniels-Midland	4,520	151,872
Archstone-Smith Trust	1,680	96,449
Arrow Electronics	990 a	37,837
Associated Banc-Corp	990	28,452
AT & T	47,850	1,873,806
Autodesk	1,770 a	74,995
Automatic Data Processing	4,230	196,356
AutoNation	1,270 a	24,739
AutoZone	380 a	48,187
AvalonBay Communities	610	65,862
Avaya	3,500 a	57,890
Avery Dennison	770	47,231
Avis Budget Group	460 a	11,808
Avnet	1,140 a	43,183
Avon Products	3,460	124,594
Baker Hughes	2,460	194,463
Ball	740	37,939
Bank of America	34,160	1,619,867
Bausch & Lomb	240	15,343
Baxter International	5,020	264,052
BB & T	4,220	157,912
BEA Systems	3,150 a	38,997
Beckman Coulter	500	35,410
Becton, Dickinson & Co.	1,880	143,556
Bed Bath & Beyond	2,180 a	75,515
Best Buy	3,150	140,459
Biogen Idec	2,630 a	148,700
BJ Services	2,260	59,099
Black & Decker	510	44,150
BMC Software	1,580 a	45,377
Boeing	5,750	594,722
Boston Properties	900	85,041
Boston Scientific	9,630 a	126,634
Brinker International	990	26,670
Bristol-Myers Squibb	15,490	440,071
Broadcom, Cl. A	3,640 a	119,428
Broadridge Financial Solutions	630	11,082
Brown & Brown	540	13,878
Brown-Forman, Cl. B	430	28,569
Brunswick	420	11,743
Bunge	920	83,361
Burlington Northern Santa Fe	2,760	226,706
C.R. Bard	800	62,776
CA	3,250	81,510
Cablevision Systems (NY Group), Cl. A	1,750 a	62,283
Cadence Design Systems	2,170 a	46,438
Camden Property Trust	460	25,282
Cameron International	860 a	67,080
Campbell Soup	1,800	66,294
Capital One Financial	3,300	233,508

Cardinal Health	3,070	201,791
Career Education	430 a	12,762
CarMax	1,720 a	41,160
Carnival	3,350	148,439
Caterpillar	4,950	390,060
CB Richard Ellis Group, Cl. A	1,570 a	54,824
CBS, Cl. B	5,250	166,530
CDW	290	24,409
Celgene	2,860 a	173,202
CenterPoint Energy	2,380	39,222
Centex	950	35,445
Cephalon	490 a	36,819
Ceridian	1,120 a	37,968
Charles River Laboratories International	550 a	28,149
Charles Schwab	8,890	178,956
CheckFree	340 a	12,526
Chesapeake Energy	3,410	116,076
Chevron	16,710	1,424,695
Chico's FAS	1,410 a	27,298
ChoicePoint	650 a	25,181
Chubb	3,160	159,296
CIGNA	2,400	123,936
Cimarex Energy	680	25,738
Cincinnati Financial	1,210	47,432
Cintas	1,110	40,582
Circuit City Stores	800	9,520
Cisco Systems	46,290 a	1,338,244
CIT Group	1,560	64,241
Citigroup	37,800	1,760,346
Citrix Systems	1,400 a	50,638
Clear Channel Communications	3,610	133,209
Clorox	1,170	70,738
CME Group	341	188,403
Coach	2,850 a	129,561
Coca-Cola	15,970	832,197
Cognizant Technology Solutions, Cl. A	1,100 a	89,078
Colonial BancGroup	1,230	26,826
Comcast, Cl. A	14,960 a	392,999
Comcast, Cl. A (Special)	8,100 a	211,977
Comerica	1,220	64,245
Commerce Bancorp/NJ	1,380	46,161
Community Health Systems	770 a	29,953
Compass Bancshares	1,000	69,280
Computer Sciences	1,320 a	73,498
Compuware	1,610 a	15,021
ConAgra Foods	3,890	98,612
Consol Energy	1,410	58,727
Consolidated Edison	2,080	90,854
Constellation Brands, Cl. A	1,690 a	37,062
Constellation Energy Group	1,410	118,158
Convergys	1,130 a	21,527
Cooper Cos.	190	9,525
Cooper Industries, Cl. A	1,410	74,617
Corning	12,050	287,272
Corporate Executive Board	180	12,136
Costco Wholesale	3,470	207,506
Countrywide Financial	4,530	127,610
Covance	520 a	36,696
Coventry Health Care	1,230 a	68,646
Crescent Real Estate EQT	450	10,161
Crown Castle International	1,750 a	63,438

CSX	3,360	159,298
Cummins	760	90,212
CVS	11,810	415,594
Cytyc	910 a	38,311
D.R. Horton	2,190	35,741
Danaher	1,900	141,892
Darden Restaurants	1,070	45,550
DaVita	830 a	43,940
Dean Foods	1,080	31,072
Deere & Co.	1,740	209,531
Dell	15,680 a	438,570
Denbury Resources	970 a	38,800
Dentsply International	1,160	42,328
Developers Diversified Realty	840	40,320
Devon Energy	3,240	241,736
Diamond Offshore Drilling	370	38,177
DIRECTV Group	5,180 a	116,084
Discover Financial Services	3,745 a	86,322
Discovery Holding, Cl. A	2,080 a	49,338
Dominion Resources/VA	2,720	229,078
Domtar	4,030 a	38,325
Dover	1,570	80,070
Dow Chemical	7,360	320,013
Dow Jones & Co.	470	26,969
DST Systems	430 a	32,624
DTE Energy	1,370	63,541
Duke Energy	9,640	164,169
Duke Realty	1,080	35,305
Dun & Bradstreet	480	46,925
E*TRADE FINANCIAL	3,380 a	62,598
E.I. du Pont de Nemours & Co.	7,090	331,316
Eastman Kodak	2,220	56,055
Eaton	1,150	111,757
eBay	8,560 a	277,344
EchoStar Communications, Cl. A	1,590 a	67,241
Ecolab	1,460	61,481
Edison International	2,380	125,878
El Paso	5,440	90,576
Electronic Arts	2,420 a	117,709
Electronic Data Systems	3,980	107,420
Eli Lilly & Co.	7,810	422,443
Embarq	1,150	71,059
EMC/Massachusetts	16,900 a	312,819
Emerson Electric	6,120	288,068
Energizer Holdings	430 a	43,387
Energy East	1,280	32,397
ENSCO International	1,160	70,841
Entergy	1,560	155,938
EOG Resources	1,870	131,087
Equifax	1,170	47,338
Equitable Resources	900	42,399
Equity Residential	2,250	89,573
Estee Lauder Cos., Cl. A	940	42,319
Exelon	5,140	360,571
Expedia	1,010 a	26,876
Expeditors International Washington	1,640	73,275
Express Scripts	1,780 a	89,231
Exxon Mobil	43,890	3,736,356
Family Dollar Stores	1,160	34,359
Fannie Mae	7,480	447,603
Fastenal	590	26,591

Federal Realty Investment Trust	440	33,062
FedEx	2,240	248,058
Fidelity National Financial, Cl. A	1,610	33,633
Fidelity National Information Services	1,460	72,460
Fifth Third Bancorp	3,850	142,027
First American	660	30,551
First Data	5,780	183,746
First Horizon National	1,000	31,720
FirstEnergy	2,340	142,155
Fiserv	1,270 a	62,763
Fluor	680	78,547
FMC Technologies	540 a	49,421
Foot Locker	1,280	23,757
Ford Motor	13,990	119,055
Forest City Enterprises, Cl. A	500	27,205
Fortune Brands	1,170	95,121
FPL Group	2,960	170,881
Franklin Resources	1,460	185,960
Freddie Mac	5,310	304,104
Freeport-McMoRan Copper & Gold	2,880	270,662
Gannett	1,800	89,820
Gap	4,380	75,336
Genentech	3,640 a	270,743
General Dynamics	2,650	208,184
General Electric	78,790	3,053,900
General Growth Properties	1,670	80,127
General Mills	2,650	147,393
General Motors	3,540	114,696
Genuine Parts	1,320	62,806
Genworth Financial, Cl. A	3,520	107,430
Genzyme	2,050 a	129,294
Getty Images	230 a	10,334
Gilead Sciences	7,060 a	262,844
GlobalSantaFe	1,820	130,512
Goldman Sachs Group	2,910	548,069
Google, Cl. A	1,710 a	872,100
Grant Prideco	990 a	55,539
H & R Block	2,490	49,676
H.J. Heinz	2,570	112,463
Halliburton	7,060	254,301
Hanesbrands	440 a	13,644
Harley-Davidson	2,010	115,213
Harman International Industries	480	55,680
Harrah's Entertainment	1,430	121,107
Harsco	680	35,809
Hartford Financial Services Group	2,460	226,000
Hasbro	1,210	33,904
Health Care Property Investors	1,550	42,222
Health Management Associates, Cl. A	1,100	8,866
Health Net	900 a	44,586
Hershey	1,250	57,625
Hertz Global Holdings	1,100 a	24,629
Hess	1,950	119,340
Hewlett-Packard	20,700	952,821
Hillenbrand Industries	480	30,259
Hilton Hotels	2,830	125,114
Home Depot	15,650	581,711
Honeywell International	5,830	335,283
Hospira	1,210 a	46,791
Host Hotels & Resorts	4,160	87,859
Hudson City Bancorp	4,100	50,102

Huntington Bancshares/OH	1,800	34,560
IAC/InterActiveCorp	1,560 a	44,834
Idearc	1,170	40,611
Illinois Tool Works	3,650	200,933
IMS Health	1,510	42,476
Intel	44,200	1,044,004
IntercontinentalExchange	330 a	49,873
International Business Machines	11,540	1,276,901
International Flavors & Fragrances	650	32,572
International Game Technology	2,600	91,832
International Paper	3,370	124,926
Interpublic Group of Cos.	3,530 a	37,030
Intersil, Cl. A	1,120	32,760
Intuit	2,530 a	72,459
Invitrogen	390 a	28,002
Iron Mountain	1,510 a	40,453
iStar Financial	980	35,603
ITT Industries	1,350	84,888
J.C. Penney	1,640	111,586
Jabil Circuit	1,550	34,922
Jacobs Engineering Group	920 a	56,700
Janus Capital Group	1,530	45,992
JDS Uniphase	930 a	13,327
Johnson & Johnson	22,180	1,341,890
Johnson Controls	1,510	170,857
Jones Apparel Group	500	12,480
Joy Global	920	45,531
JPMorgan Chase & Co.	26,790	1,179,028
Juniper Networks	4,140 a	124,034
KB Home	620	19,722
Kellogg	1,990	103,102
KeyCorp	3,070	106,498
KeySpan	1,360	56,508
Kimberly-Clark	3,500	235,445
Kimco Realty	1,730	64,581
KLA-Tencor	1,540	87,457
Kohl's	2,260 a	137,408
Kraft Foods, Cl. A	12,550	411,013
Kroger	5,170	134,213
L-3 Communications Holdings	960	93,658
Laboratory Corp. of America Holdings	970 a	71,635
Lam Research	1,100 a	63,624
Lamar Advertising, Cl. A	650	38,695
Las Vegas Sands	820 a	71,545
Lear	310 a	10,410
Legg Mason	1,030	92,700
Leggett & Platt	1,430	29,644
Lehman Brothers Holdings	3,600	223,200
Lennar, Cl. A	1,020	31,273
Leucadia National	1,320	49,632
Level 3 Communications	8,570 a	44,821
Lexmark International, Cl. A	790 a	31,237
Liberty Global, Cl. A	1,480 a	62,056
Liberty Global, Ser. C	1,410 a	56,174
Liberty Media Holding-Capital, Ser. A	950 a	108,728
Liberty Media Holding-Interactive, Ser. A	4,790 a	100,351
Liberty Property Trust	730	27,382
Limited Brands	2,760	66,654
Lincare Holdings	760 a	27,124
Lincoln National	2,130	128,482
Linear Technology	2,310	82,352

Liz Claiborne	840	29,518
Lockheed Martin	2,760	271,805
Lowe's Cos.	11,100	310,911
LSI	5,980 a	43,056
Lyondell Chemical	1,730	77,677
M & T Bank	510	54,208
Macerich	560	40,964
Macy's	4,080	147,166
Manpower	660	52,173
Marathon Oil	5,400	298,080
Marriott International, Cl. A	2,720	113,016
Marsh & McLennan Cos.	4,290	118,190
Marshall & Ilsley	1,770	72,942
Martin Marietta Materials	350	47,950
Masco	3,040	82,718
Massey Energy	370	7,900
MasterCard, Cl. A	520	83,616
Mattel	3,030	69,417
Maxim Integrated Products	2,470	78,299
MBIA	1,040	58,344
McClatchy, Cl. A	250	6,105
McCormick & Co.	940	32,110
McDonald's	9,230	441,840
McGraw-Hill Cos.	2,720	164,560
McKesson	2,270	131,115
MeadWestvaco	1,400	45,556
Medco Health Solutions	2,210 a	179,607
Medtronic	8,850	448,430
MEMC Electronic Materials	1,370 a	84,008
Merck & Co.	16,640	826,176
Merrill Lynch & Co.	6,570	487,494
MetLife	5,830	351,083
MGIC Investment	660	25,516
MGM MIRAGE	990 a	72,379
Microchip Technology	1,670	60,638
Micron Technology	5,830 a	69,202
Microsoft	67,530	1,957,695
Millennium Pharmaceuticals	1,440 a	14,530
Millipore	430 a	33,802
Mirant	1,970 a	74,525
Mohawk Industries	250 a	22,503
Monsanto	4,170	268,757
Monster Worldwide	940 a	36,557
Moody's	2,030	109,214
Morgan Stanley	7,490	478,386
Mosaic	1,240 a	46,574
Motorola	18,550	315,165
National City	4,420	129,904
National Oilwell Varco	1,370 a	164,551
National Semiconductor	2,460	63,935
NAVTEQ	790 a	42,763
Network Appliance	2,880 a	81,619
New York Community Bancorp	2,250	36,518
New York Times, Cl. A	1,110	25,375
Newell Rubbermaid	2,140	56,603
Newfield Exploration	1,000 a	48,050
Newmont Mining	3,500	146,125
News, Cl. A	14,250	300,960
News, Cl. B	3,800	86,108
NII Holdings	1,120 a	94,102
NIKE, Cl. B	2,600	146,770

NiSource	2,180	41,573
Noble	1,040	106,558
Noble Energy	1,310	80,093
Norfolk Southern	3,050	164,029
Northern Trust	1,550	96,813
Northrop Grumman	2,560	194,816
Novellus Systems	1,010 a	28,805
Nucor	2,320	116,464
NVIDIA	2,600 a	118,976
NVR	40 a	23,139
Nymex Holdings	620	77,190
NYSE Euronext	1,190	91,654
Occidental Petroleum	6,430	364,710
Office Depot	2,130 a	53,165
Old Republic International	1,770	32,497
Omnicare	980	32,497
Omnicom Group	2,600	134,862
Oracle	31,790 a	607,825
Oshkosh Truck	600	34,350
Owens-Illinois	1,230 a	49,175
Paccar	1,810	148,094
Pactiv	1,070 a	33,823
Pall	980	40,690
Parker Hannifin	890	87,825
Patterson Cos.	900 a	32,283
Patterson-UTI Energy	1,270	29,083
Paychex	2,680	110,898
PDL BioPharma	950 a	22,316
Peabody Energy	2,030	85,788
Pentair	780	28,236
People's United Financial	2,310	37,237
Pepco Holdings	1,530	41,417
PepsiCo	12,550	823,531
PetSmart	1,090	35,240
Pfizer	55,250	1,298,928
PG & E	2,780	119,012
Pinnacle West Capital	810	30,359
Pioneer Natural Resources	960	43,680
Pitney Bowes	1,710	78,831
Plum Creek Timber	1,370	53,238
PMI Group	700	23,849
PNC Financial Services Group	2,660	177,289
Polo Ralph Lauren	480	42,888
PPG Industries	1,260	96,100
PPL	2,970	140,006
Praxair	2,480	190,018
Pride International	1,270 a	44,514
Principal Financial Group	2,270	128,005
Procter & Gamble	24,180	1,495,775
Progress Energy	1,870	81,644
Progressive	5,510	115,600
ProLogis	1,930	109,817
Prudential Financial	3,660	324,386
Public Service Enterprise Group	1,940	167,131
Public Storage	980	68,688
Pulte Homes	1,690	32,685
QLogic	720 a	9,569
QUALCOMM	12,700	528,955
Quest Diagnostics	1,280	71,002
Questar	1,320	67,967
Qwest Communications International	12,210 a	104,151

R.R. Donnelley & Sons	1,670	70,574
Radian Group	640	21,574
RadioShack	1,050	26,387
Range Resources	1,140	42,340
Raytheon	3,430	189,885
Regency Centers	550	35,679
Regions Financial	5,610	168,693
Reliant Energy	2,380 a	61,118
Republic Services	1,540	49,203
Robert Half International	1,270	43,167
Rockwell Automation	1,210	84,688
Rockwell Collins	1,300	89,310
Rohm & Haas	1,100	62,172
Roper Industries	700	41,986
Ross Stores	1,130	32,691
Rowan Cos.	890	37,549
Royal Caribbean Cruises	1,070	41,227
Safeco	820	47,945
Safeway	3,440	109,633
SanDisk	1,740 a	93,316
Sanmina-SCI	2,430 a	6,683
Sara Lee	5,650	89,553
SCANA	890	33,268
Schlumberger	9,030	855,322
Sealed Air	1,290	35,153
Sears Holdings	650 a	88,914
Sempra Energy	1,950	102,804
Sherwin-Williams	890	62,024
Sigma-Aldrich	1,050	47,586
Simon Property Group	1,700	147,101
Sirius Satellite Radio	11,260 a	33,893
SL Green Realty	450	54,639
SLM	3,360	165,211
Smith International	1,540	94,571
Smurfit-Stone Container	2,090 a	24,641
Solectron	7,410 a	27,862
Southern	5,750	193,430
Southwest Airlines	900	14,094
Southwestern Energy	1,300 a	52,819
Sovereign Bancorp	2,920	55,889
Spectra Energy	4,910	125,058
Sprint Nextel	21,300	437,289
SPX	460	43,180
St. Joe	580	23,513
St. Jude Medical	2,720 a	117,341
Stanley Works	600	33,198
Staples	5,620	129,372
Starbucks	5,770 a	153,944
Starwood Hotels & Resorts Worldwide	1,680	105,773
State Street	3,248	217,713
Station Casinos	380	32,881
Stryker	2,190	136,722
Sun Microsystems	28,010 a	142,851
Sunoco	940	62,717
SunTrust Banks	2,590	202,797
SUPERVALU	1,600	66,672
Synopsys	1,170 a	28,618
Synovus Financial	2,010	56,200
SYSCO	4,740	151,111
T. Rowe Price Group	1,980	103,217
Target	6,260	379,168

TCF Financial	540	13,279
Telephone & Data Systems	240	14,592
Telephone & Data Systems	230	15,272
Tellabs	3,340 a	37,909
Temple-Inland	810	47,085
Tenet Healthcare	2,150 a	11,137
Teradyne	870 a	13,650
Terex	790 a	68,138
Tesoro	1,050	52,290
Texas Instruments	11,380	400,462
Textron	870	98,214
Thermo Fisher Scientific	3,140 a	163,939
Tiffany & Co.	1,050	50,663
Time Warner	29,250	563,355
TJX Cos.	3,510	97,403
Toll Brothers	1,070 a	23,465
Torchmark	760	46,770
Transocean	2,250 a	241,762
Travelers Cos.	5,190	263,548
TXU	3,350	218,588
Tyson Foods, Cl. A	2,020	43,026
U.S. Bancorp	13,540	405,523
UDR	1,090	25,168
Ultra Petroleum	1,170 a	64,689
Union Pacific	1,970	234,706
UnionBanCal	260	14,368
Unisys	1,570 a	12,701
United Parcel Service, Cl. B	5,110	386,929
United States Steel	910	89,444
United Technologies	7,250	529,033
UnitedHealth Group	10,330	500,282
Unum Group	2,640	64,152
Valero Energy	4,630	310,256
Varian Medical Systems	1,030 a	42,024
VeriSign	1,880 a	55,817
Verizon Communications	22,320	951,278
Vertex Pharmaceuticals	1,030 a	33,269
VF	690	59,195
Viacom, Cl. B	4,660 a	178,478
Virgin Media	2,150	53,406
Vornado Realty Trust	1,060	113,452
Vulcan Materials	730	69,876
W.R. Berkley	740	21,770
W.W. Grainger	550	48,048
Wachovia	14,600	689,266
Wal-Mart Stores	19,170	880,862
Walgreen	7,680	339,302
Walt Disney	14,920	492,360
Washington Mutual	7,200	270,216
Washington Post, Cl. B	30	23,723
Waste Management	4,100	155,923
Waters	790 a	46,025
WellPoint	4,700 a	353,064
Wells Fargo & Co.	24,420	824,663
Wendy's International	780	27,323
Western Digital	1,800 a	38,430
Western Union	6,010	119,900
Weyerhaeuser	1,640	116,834
Whirlpool	600	61,266
Whole Foods Market	1,120	41,485
Williams Cos.	4,590	148,028

Williams-Sonoma				440	13,548
Wisconsin Energy				930	39,925
Wm. Wrigley Jr.				1,510	87,097
Wyeth				10,320	500,726
Wyndham Worldwide				1,530	51,485
Wynn Resorts				430	41,521
Xcel Energy				3,150	63,945
Xerox				7,380 a	128,855
Xilinx				2,560	64,000
XM Satellite Radio Holdings, Cl. A				1,230 a	14,084
XTO Energy				2,670	145,595
Yahoo!				9,370 a	217,853
Yum! Brands				4,120	132,005
Zimmer Holdings				1,830 a	142,301
Zions Bancorporation				820	61,131
					100,239,977

Total Common Stocks
  (cost $128,244,481)   **128,965,676**

Bonds and Notes--.3%		Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Germany					
Bundesrepublik Deutschland,					
Bonds, Ser. 05					
(cost $1,309,463)	EUR	3.50	1/4/16	1,072,000 b	**1,382,347**

Short-Term Investments--41.6%				Principal Amount ($)	Value ($)
U.S. Government Agencies--39.2%					
Federal Home Loan Mortgage Corp.					
5.10%, 9/12/07				26,000,000	25,845,300
Federal Home Loan Mortgage Corp.					
5.11%, 8/6/07				20,300,000	20,285,578
Federal National Mortgage Association,					
5.12%, 8/8/07				25,000,000	24,975,111
Federal National Mortgage Association,					
5.13%, 8/15/07				25,000,000	24,950,106
Federal National Mortgage Association,					
5.13%, 8/27/07				20,000,000	19,925,900
Federal National Mortgage Association,					
5.14%, 8/22/07				29,400,000	29,311,849
Federal National Mortgage Association,					
5.15%, 9/5/07				16,700,000	16,616,384
					161,910,228
U.S. Treasury Bills--2.4%					
4.59%, 9/20/07				10,000,000 c	**9,933,700**
Total Short-Term Investments					
(cost $171,846,548)					**171,843,928**

Options--6.8%	Face Amount Covered by Contracts ($)	Value ($)
Call Options--6.5%		
S&P 500 Future Index,		
September 2007 @ 900	3,475,000	19,526,025
Swiss Market OTC Index,		
September 2007 @ 600	319,000	7,696,531
		27,222,556
Put Options--.3%		
U.S. Treasury 10 Year Note Futures,		
August 2007 @ 115	14,100,000	**1,068,516**
Total Options		
(cost $30,549,673)		**28,291,072**

Other Investment--19.4%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund		
(cost $80,592,000)	80,592,000 d	**80,592,000**
Total Investments (cost $412,542,165)	**99.2%**	**411,075,023**
Cash and Receivables (Net)	**.8%**	**3,321,849**
Net Assets	**100.0%**	**414,396,872**

a   Non-income producing security.

b   Principal amount stated in U.S. Dollars unless otherwise noted.
     EUR--Euro

c   All or partially held by a broker as collateral for open financial futures positions.

d   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF FINANCIAL FUTURES

July 31, 2007 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation/ (Depreciation) at 7/31/2007 ($)
Financial Futures Long				
Amsterdam Exchanges Index	8	1,163,523	August-07	(52,710)
Australian 10 Year Bond	404	34,524,742	September-07	630,399
Long Gilt	300	64,332,671	September-07	62,577
DJ Eurostoxx	116	6,872,284	September-07	(156,167)
10 Year Euro Bund	511	4,721,506	August-07	58,118
Hang Seng Stock Index	45	6,675,323	August-07	(52,243)
IBEX 35 Index	93	18,826,847	August-07	(440,010)
S & P 500 Emini	219	16,008,900	September-07	(581,838)
S & P/MIB Index	41	11,342,430	September-07	(456,485)
S&P ASX 200 Index	65	8,525,053	September-07	(272,955)
S & P/Toronto Stock Exchange 60 Index	12	1,804,243	September-07	15,049
Topix Index	152	21,785,411	September-07	(861,181)
U.S. Treasury 10 Year Note	3	322,266	September-07	9,279
Financial Futures Short				
Canadian 10 Year Bond	138	(14,355,102)	September-07	104,519
Japanese 10 Year Bond	15	(16,774,451)	September-07	(232,193)
CAC 40 10 Euro	80	(6,312,589)	August-07	354,570
Dax Index	64	(16,675,879)	September-07	566,023
10 Year Euro Bond	8	(1,234,703)	September-07	(27,824)
FTSE 100 Index	205	(26,466,791)	September-07	1,052,113
				(280,959)